Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2007

Mr. James R. LeGates
Principal Financial Officer
MEDirect Latino, Inc.
2101 W. Atlantic Boulevard, Suite 101
Pompano Beach, Florida 33069

Re: **MEDirect Latino, Inc.**
         Form 10-K for Fiscal Year Ended June 30, 2006
         Filed on October 27, 2006
         File No. 000-51795

Dear Mr. Le-Gates:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief